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For Immediate Release

VIQ:CDNX

                         VOICEIQ APPOINTS DALE BEESTON,
                 FORMER VICE PRESIDENT GLOBAL SALES AS PRESIDENT

Markham, Ontario--July 25, 2001--VoiceIQ Inc. (VIQ:CDNX) today announced that in a meeting of the Board of Directors, the company has appointed Ms. Dale Beeston as President of VoiceIQ, Inc.

Ms. Beeston brings to VoiceIQ over 21 years of experience in sales, marketing and operations in the telecommunications field. She most recently held the position of Vice President of Sales Alliance for Wireline/Wireless Services at AT&T Canada Corp./Rogers AT&T Wireless. Prior to that position, Ms. Beeston was the Vice President of Sales and Marketing at Bell Mobility. Ms. Beeston is currently a director of the Information Technology Association of Canadian
(ITAC) and holds a Bachelor of Business Administration from the University of Toronto.

Ms. Beeston formerly held the position of Vice President of Global Sales at VoiceIQ, where she was instrumental in creating a new strategic focus in sales and marketing for the company. As President of VoiceIQ, Ms. Beeston will continue to focus on attaining key channel partner relationships that will take the company from local to global sales initiatives, as well as achieving cost reductions by streamlining the corporate sales process. As President, she has now formally assumed responsibility for the corporate sales, marketing and administration and overall software customer support process for VoiceIQ.

Dale Beeston commented "I'm very excited to have received the support of the Company in this appointment and look forward to leading the company into increased sales, while continuing to improve our cost structure."

VoiceIQ provides voice capture, management and processing functions on common framework architecture with application tools that run on virtually any hardware. VoiceIQ's e-business platform is XML based, scaleable and accommodates voice authentication, keyword spotting and voice recognition in an Internet/Intranet multimedia environment. This technology treats voice as data, using advanced artificial intelligence for information interactions through data mining and natural language understanding. VoiceIQ has partnered with leading transcription, consulting-IT providers- systems integrators and services the legislative, court and healthcare sectors in 7 countries with ongoing testing in the telecommunications and government sectors.

For more information contact:

Alphus Inc.

Investor Relations                                            Media Relations
416.323.3888 or 877.699.9166                                  Jonathon Shore
investorinfo@voiceiq.com                                      416.323.3888


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information herein.